UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-14817

PACCAR INC SAVINGS INVESTMENT PLAN

(Full title of plan)

PACCAR Inc

777 106th Avenue, N.E.

Bellevue, Washington 98004

(Name of issuer of securities held pursuant to the

plan and address of its principal executive office)

REQUIRED INFORMATION

A.	Financial Statements and Schedules:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedules:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Schedule H, Line 4j – Schedule of Reportable Transactions

B.	Exhibits

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 15, 2010	PACCAR INC SAVINGS INVESTMENT PLAN

	By:	/S/ JACK LEVIER
J. K. LeVier
Vice President - Human Resources PACCAR Inc

Financial Statements and Supplemental Schedules

PACCAR Inc Savings Investment Plan

December 31, 2009 and 2008 and for the Year Ended December 31, 2009

With Report of Independent Registered Public Accounting Firm

PACCAR Inc

Savings Investment Plan

Financial Statements and Supplemental Schedules

December 31, 2009 and 2008 and

for the Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

The Administrator

PACCAR Inc Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of PACCAR Inc Savings Investment Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2009, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Seattle, Washington

June 15, 2010

PACCAR Inc

Savings Investment Plan

Statements of Net Assets Available for Benefits

December 31	2009	2008
Assets
Investments, at fair value:
Money market fund	$161,231	$173,076
Commingled trust funds	184,047,191	174,503,054
Mutual funds	339,106,944	264,160,204
PACCAR Inc common stock	740,340,259	626,970,420
Participant loans	30,928,635	31,219,353

Total investments, at fair value	1,294,584,260	1,097,026,107
Dividends receivable	256,081	2,633,859
Due from broker for securities sold	227,184	85,166

Total assets	1,295,067,525	1,099,745,132

Liabilities
Accrued expenses	31,872	35,621

Net assets reflecting all investments at fair value	1,295,035,653	1,099,709,511
Adjustment from fair value to contract value for investment contracts held by commingled trust funds	1,265,780	4,422,073

Net assets available for benefits	$1,296,301,433	$1,104,131,584

See accompanying notes.

PACCAR Inc

Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31	2009
Additions to (deductions from) net assets attributed to:
Investment income:
Interest and dividends	$19,116,572
Net appreciation of investments	243,538,574
Contributions:
Company	3,331,586
Participants	28,026,548

Benefit payments	(101,678,736)
Administrative expenses	(164,695)

Net increase	192,169,849
Net assets available for benefits at beginning of year	1,104,131,584

Net assets available for benefits at end of year	$1,296,301,433

See accompanying notes.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

The PACCAR Inc Savings Investment Plan (the Plan) is a defined contribution plan covering substantially all non-union U.S. employees of PACCAR Inc and its U.S. subsidiaries (the Company). Covered employees are eligible to participate in the Plan after completion of 30 days of service. Participants are eligible to receive employer contributions after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code of 1986 (the Code). This description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

Contributions: Participants may elect to contribute not less than 1% and not more than 35% of their respective annual compensation (as defined in the Plan document) subject to the Code’s annual maximum of $16,500 for 2009. Participant contributions to the Plan are excluded from the participants’ current taxable earnings in accordance with Code Section 401(k). Beginning in 2002, catch-up contributions were made available under the Plan for those participants age 50 and older. The maximum annual catch-up contribution for 2009 was $5,500.

For eligible participants who are actively employed at December 31, 2009, the Company matched participant contributions (excluding age 50 catch-up deferrals) to the lesser of 1% of the participants’ respective annual compensation or their annual salary deferrals. For 2010, the Company will match participant contributions to the lesser of 3% of the participants’ respective annual compensation or their annual salary deferrals. In certain cases, as described in the Plan document, employees who terminated during the year will be eligible to receive matching contributions.

The Company’s matching contributions of $3,331,586 and $17,336,491 were unallocated at December 31, 2009 and 2008, respectively. The matching contributions are allocated to participant accounts in January each year based on determination of eligibility as described above. The Company matches contributions in the form of PACCAR Inc common stock. The Company’s rate of contribution and the frequency and manner in which the Company makes its contribution shall be decided by the Company in its sole discretion with respect to each Plan year.

Participant Accounts: Individual accounts are maintained for all Plan participants that reflect their contributions and related Company contributions to the Plan and any earnings or losses on the Plan’s investments.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

December 31, 2009

Vesting: Plan participants are immediately 100% vested in participant and Company matching contributions when made, plus any investment earnings thereon.

Investment Options: Upon enrollment in the Plan, participants may direct their employee contributions in whole percentage increments to any of the Plan’s fund options. Participants may subsequently change their investment options for either existing or future participant contributions, subject to trading limitations on certain of the Plan’s individual fund options.

All participants with three or more years of service have the ability to make an unlimited number of transfers, at any time, of some or all of their Company matching contribution balances held in the PACCAR Inc common stock fund into any of the other investment fund options within the Plan.

Participant Loans: Actively employed participants may borrow from their individual accounts a minimum of $1,000, up to the lesser of $50,000 reduced by the highest outstanding loan balance during the previous 12 months, 50% of the participants’ total account balance, or the participants’ total account balance excluding Company matching contributions in the PACCAR Inc common stock fund and related earnings. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence, and early payoffs can be made without penalty. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prime rate plus 1%, determined as of the loan date. Interest rates ranged from 4.25% to 10.5% on loans outstanding as of December 31, 2009. Principal and interest are repaid either through after-tax payroll deductions or by personal check sent directly to Fidelity Management Trust Company (the Trustee). Loans outstanding do not affect the amount of annual matching contributions the Company pays to participants’ accounts. The number of loans that a participant can take is limited to two new loans per calendar year.

Benefit Payments: Participants who leave the Company may choose a single cash payment or whole shares of PACCAR Inc common stock included in the participant’s account, plus a cash payment for the remaining balance or have their account balance remain in the Plan until reaching age 70 1/2. Participants who leave the Company whose account balance is less than $1,000 will automatically receive a single cash payment. Also, active employees who reach age 70 1/ 2 have the additional options of electing to have their account balances distributed to them or to receive minimum required distributions.

Plan Termination: It is the intention of the Company that the Plan will continue indefinitely. However, should the Company elect to terminate the Plan subject to the provisions of ERISA, the termination date shall be treated as the valuation date, and the balances in the participants’ accounts will be distributed to them.

Expenses: Third-party management fees are charged to the Plan, and the Company pays all other expenses relating to the Plan’s administration.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

December 31, 2009

2. Summary of Accounting Policies

Basis of Accounting: The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Shares of mutual funds are valued based on a quoted market price to sell, which represents the net asset value of shares held by the Plan at year-end. The fair value of the participation units in commingled trust funds (other than the Fidelity Managed Income Portfolio II (MIP II Fund), as subsequently defined) is based on the unadjusted net asset value per unit as determined by the sponsor of the fund based on the fair values of the underlying investments. There are currently no significant redemption restrictions on these investments. Participant loans are valued at their amortized cost, which approximate fair value.

Investment contracts held by a defined contribution plan are required to be reported at fair value. The Plan invests in investment contracts through a commingled trust fund (MIP II Fund). The statements of net assets available for benefits present the fair value of the MIP II Fund and the adjustment from fair value to contract value. The contract value of the MIP II Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Risks and Uncertainties: The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, market volatility, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of participants’ account balances and the amounts reported in the financial statements.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

December 31, 2009

New Accounting Principles: In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amends FASB Statement No. 157 (Accounting Standards Codification (ASC) 820) and, in addition to other requirements, provides additional guidance on defining major categories of debt and equity securities. The Plan adopted the guidance in ASC 820, as amended, for the reporting period ended December 31, 2009, which did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

3. Investments

Assets held in the Plan are managed and investment transactions are executed by the Trustee or other outside mutual fund companies.

During the year ended December 31, 2009, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Year Ended December 31, 2009	Net Appreciation in Fair Value of Investments
Commingled trust funds	$17,761,059
Mutual funds	62,292,745
PACCAR Inc common stock	163,484,770

$243,538,574

The fair value of investments that represent 5% or more of the Plan’s net assets is as follows:

December 31	2009	2008
PACCAR Inc common stock*	$740,340,259	$626,970,420
Managed Income Portfolio II Class 2	100,745,917	108,970,752
Contrafund K	134,260,862	106,784,051

*	Includes Company matching contributions, some of which are nonparticipant-directed.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

December 31, 2009

4. Fair Value of Financial Instruments

Fair value represents the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The hierarchy of fair value measurement is described below.

Level 1 – Valuations are based on quoted prices that the Plan has the ability to obtain in actively traded markets for identical assets. Since valuations are based on quoted prices that are readily and regularly available in an active market or exchange traded market, valuation of these instruments does not require a significant degree of judgment.

Level 2 – Valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuations are based on model-based techniques for which some or all of the assumptions are obtained from indirect market information that is significant to the overall fair value measurement and which require a significant degree of management judgment.

The following methods and assumptions are used to measure fair value for assets subject to recurring fair value measurements.

The fair value of a money market fund, mutual funds, and PACCAR Inc common stock is based on quoted prices in active markets. These are categorized as Level 1.

The fair value of commingled trust funds is based on the unadjusted net asset value per unit as determined by the sponsor of the fund based on the fair values of the underlying investments. These commingled funds are categorized as Level 2.

The fair value of participant loans is based on the value at cost plus accrued interest. The loans to plan participants are categorized as Level 3.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

December 31, 2009

The Plan’s assets subject to recurring fair value measurements at December 31, 2009 are Level 1, Level 2 or Level 3 as follows:

	Level 1	Level 2	Level 3	Total
Financial instruments, at fair value:
U.S. Money market fund	$161,231			$161,231
Commingled trust funds
U.S.		$160,478,918		160,478,918
International		23,568,273		23,568,273
U.S. Mutual funds
Equity	164,401,038			164,401,038
Fixed Income	52,693,418			52,693,418
Asset Allocation	122,012,488			122,012,488
PACCAR Inc common stock	740,340,259			740,340,259
Participant loans			$30,928,635	30,928,635

	$1,079,608,434	$184,047,191	$30,928,635	$1,294,584,260

The Plan’s assets subject to recurring fair value measurements at December 31, 2008 are Level 1, Level 2 or Level 3 as follows:

	Level 1	Level 2	Level 3	Total
Financial instruments, at fair value:
U.S. Money market fund	$173,076			$173,076
Commingled trust funds
U.S.		$157,460,040		157,460,040
International		17,043,014		17,043,014
U.S. Mutual funds
Equity	131,578,900			131,578,900
Fixed Income	35,565,580			35,565,580
Asset Allocation	97,015,724			97,015,724
PACCAR Inc common stock	626,970,420			626,970,420
Participant loans			$31,219,353	31,219,353

	$891,303,700	$174,503,054	$31,219,353	$1,097,026,107

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

December 31, 2009

The summary of changes in the fair value of the Plan’s Level 3 asset for the year ended December 31, 2009 is as follows:

Level 3
Participant loans, at fair value:
Balance, beginning of year	$31,219,353
Loan withdrawals	14,877,887
Loan repayments	(11,573,175)
Benefit payments	(3,436,757)
Deemed distributions	(158,673)

Balance, end of year	$30,928,635

5. Nonparticipant-Directed Investments

The only nonparticipant-directed investments in the Plan are held in PACCAR Inc common stock, in which participant-directed investments also are made. The investment activity cannot be segregated between participant-directed and nonparticipant-directed transactions. The information below regarding net assets and the significant changes in net assets relates to the nonparticipant-directed and participant-directed transactions in PACCAR Inc common stock.

December 31	2009	2008
Investments in PACCAR Inc common stock at fair value	$740,340,259	$626,970,420
Dividends receivable	—	2,190,918

	$740,340,259	$629,161,338

Year Ended December 31	2009
Changes in net assets:
Contributions	$10,473,917
Dividends and interest	11,521,994
Net appreciation in fair value	163,484,770
Net transfers to other participant-directed investments	(32,393,840)
Benefits paid to participants	(42,034,542)
Net participant loan repayments	126,622

$111,178,921

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

December 31, 2009

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 23, 2008 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The plan was amended and restated in January 2009 to incorporate technical amendments required by the IRS determination letter. The Plan was subsequently amended and restated in December 2009 to comply with the Pension Protection Act of 2006 regulations. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

7. Transactions with Parties in Interest

The Plan invests in the common stock of the Plan’s sponsor, PACCAR Inc, which is purchased by the Trustee on the open market at fair value. The Plan made purchases totaling $48,875,573 and sales totaling $122,932,340 of PACCAR Inc common stock during 2009. The Plan received dividends on this stock totaling $10,300,982 in 2009. Dividends receivable as of December 31, 2009 and 2008 were zero and $2,190,918, respectively.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500:

December 31	2009	2008
Net assets available for benefits per the financial statements	$1,296,301,433	$1,104,131,584
Less: Adjustment from fair value to contract value for investment contracts held by commingled trust funds	(1,265,780)	(4,422,073)

Net assets available for benefits per the Form 5500	$1,295,035,653	$1,099,709,511

The following is a reconciliation of changes in net assets per the financial statements for the year ended December 31, 2009 to the Form 5500:

Year Ended December 31	2009
Increase in net assets per the financial statements	$192,169,849
Less: Adjustment from fair value to contract value for investment contracts held by commingled trust funds – December 31, 2009	(1,265,780)
Add: Adjustment from fair value to contract value for investment contracts held by commingled trust funds – December 31, 2008	4,422,073

Net gain per the Form 5500	$195,326,142

Supplemental Schedules

PACCAR Inc

Savings Investment Plan

EIN: 91-0351110    Plan Number: 002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

As of December 31, 2009

	(b)	(c)	(d)		(e)
(a)	Identity of Issue, Fund or Borrower	Description of Investment	Cost		Current Value
	Money market fund:
*	Fidelity Management Trust Company:
	Retirement Money Market	161,231 shares		$(1)	$161,231

	Commingled trust funds:
*	Fidelity Management Trust Company:
	Managed Income Portfolio II Class 2	102,011,698 units		(1)	100,745,917
	U.S. Equity Index Commingled Pool	1,566,562 units		(1)	59,733,001
	Russell Fund:
	International	576,101 units		(1)	23,568,273

					184,047,191
	Mutual funds:
*	Fidelity Management Trust Company:
	Contrafund K	2,304,907 shares		(1)	134,260,862
	Asset Manager 70%	2,300,303 shares		(1)	32,963,345
	Asset Manager 50%	1,914,609 shares		(1)	26,517,328
	Asset Manager 20%	1,638,364 shares		(1)	19,627,605
	Freedom Income	281,737 shares		(1)	3,025,855
	Freedom 2000	66,331 shares		(1)	752,860
	Freedom 2010	860,891 shares		(1)	10,769,752
	Freedom 2020	1,376,815 shares		(1)	17,279,030
	Freedom 2030	492,077 shares		(1)	6,096,839
	Freedom 2040	695,513 shares		(1)	4,979,874
	PIMCO Total Return Fund:
	Institutional Class	4,879,020 shares		(1)	52,693,418
	JP Morgan Mid Cap Value Fund:
	Institutional Class	1,564,910 shares		(1)	30,140,176

					339,106,944
	Other investments:
*	PACCAR Inc common stock	20,411,890 shares	416,384,827		740,340,259

*	Participant loans	Maturing through 2024, with interest rates ranging from 4.25% to 10.5%		(1)	30,928,635

					$1,294,584,260

*	Indicates party in interest to the Plan.
(1)	Cost information is omitted, as investments are participant-directed.

PACCAR Inc

Savings Investment Plan

EIN: 91-0351110    Plan Number: 002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2009

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain
Category (iii) – Series of securities transactions aggregating in excess of 5% of Plan assets.

PACCAR Inc	Common stock	$48,875,573		$48,875,573	$48,875,573
	Common stock		$122,932,340	$98,989,682	$122,932,340	$23,942,658

There were no category (i), (ii), or (iv) reportable transactions during the year.

Columns (e) and (f) are not applicable.